As filed with the Securities and Exchange Commission on November 14, 2007
                                                          Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                  -------------

                       KABUSHIKI KAISHA HITACHI SEISAKUSHO
   (Exact name of issuer of deposited securities as specified in its charter)

                                  -------------

                                  Hitachi, Ltd.
                   (Translation of issuer's name into English)

                                  -------------

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                         -------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  -------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                                  -------------

                        National Corporate Research, Ltd.
                225 W. 34th Street, Suite 910, New York, NY 10122
                                 (212) 947-7200
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                         -------------------------------

                                   Copies to:

     Theodore A. Paradise, Esq.                     Patricia Brigantic, Esq.
       Davis Polk & Wardwell                             Citibank, N.A.
   Izumi Garden Tower 33rd Floor                388 Greenwich Street, 17th Floor
  6-1 Roppongi, 1-Chome, Minato-Ku                  New York, New York 10013
       Tokyo 106-6033, Japan

                         -------------------------------

      It is proposed that this filing become effective under Rule 466 (check appropriate box):

                                                    |_| immediately upon filing.
                                                    |_|  on (Date) at (Time).

      If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                         -------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00              $5,000,000             $153.50
representing ten (10) shares of
common stock, without par value of
Hitachi, Ltd.
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Paragraph (1)
     office

2.   Title of Receipts and identity of deposited securities        Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Top Center.
            one American Depositary Share ("ADSs")

     (ii)   The procedure for voting, if any, the deposited        Paragraphs (14) and (15).
            securities

     (iii)  The collection and distribution of dividends           Paragraph (12).

     (iv)   The transmission of notices, reports and proxy         Paragraphs (15) and (17).
            soliciting material

     (v)    The sale or exercise of rights                         Paragraphs (12) and (13).

     (vi)   The deposit or sale of securities resulting from       Paragraphs (4), (6), (12) and (16).
            dividends, splits or plans of reorganization

     (vii)  Amendment, extension or termination of the deposit     Paragraphs (9) and (20) (no provision for
            agreement                                              extensions).

     (viii) Rights of holders of Receipts to inspect the           Paragraph (17).
            transfer books of the Depositary and the list of
            holders of ADSs

     (ix)   Restrictions upon the right to deposit or withdraw     Paragraphs (3), (4), and (9).
            the underlying securities


                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
     (x)    Limitation upon the liability of the Depositary        Paragraph (18).

     (xi)   Fees and charges which may be imposed directly or      Paragraph (10).
            indirectly on holders of ADSs

Item 2.     AVAILABLE INFORMATION                                  Paragraph (17).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Second Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a)(i) Form of Second Amended and Restated Deposit Agreement, by and among Hitachi, Ltd. (Kabushiki Kaisha Hitachi Seisakusho) (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners of American Depositary Shares issued thereunder. -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of February 17, 1982, among the Company, the Depositary, and all holders from time to time of American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(ii).

      (a)(iii) Amended and Restated Deposit Agreement, dated as of March 6, 1981, among the Company, the Depositary, and all holders from time to time of American Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (a)(iii).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)      Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, by and among Hitachi, Ltd. (Kabushiki Kaisha Hitachi Seisakusho), Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 14th day of November 2007.

                                       Legal entity created by the Second
                                       Amended and Restated Deposit Agreement
                                       under which the American Depositary
                                       Shares registered hereunder are to be
                                       issued, each American Depositary Share
                                       representing ten (10) shares of common
                                       stock, without par value, of Hitachi,
                                       Ltd. (Kabushiki Kaisha Hitachi
                                       Seisakusho).

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Emi Mak
                                           -------------------------------------
                                           Name: Emi Mak
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Hitachi, Ltd. (Kabushiki Kaisha Hitachi Seisakusho) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan, on November 14, 2007.

                       HITACHI, LTD.


                       By: /s/ Masahiro Hayashi
                           -----------------------------------------------------
                           Name: Masahiro Hayashi
                           Title: Executive Vice President and Executive Officer

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mr. Masahiro Hayashi to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on November 14, 2007.

Signature                            Title
---------                            -----


/s/ Etsuhiko Shoyama                 Chairman of the Board
-------------------------------
Etsuhiko Shoyama


/s/ Kazuo Furukawa                   Director
-------------------------------      President and Chief Executive Officer
Kazuo Furukawa


/s/ Yoshiki Yagi                     Director
-------------------------------
Yoshiki Yagi


/s/ Tadamichi Sakiyama               Director
-------------------------------
Tadamichi Sakiyama


/s/ Toyoaki Nakamura                 Director
-------------------------------      Senior Vice President and Executive Officer
Toyoaki Nakamura

Signature                            Title
---------                            -----


/s/ Takeo Ueno                       Director
-------------------------------
Takeo Ueno


/s/ Isao Uchigasaki                  Director
-------------------------------
Isao Uchigasaki


/s/ Tadahiko Ishigaki                Authorized Representative in the U.S.
-------------------------------      Senior Vice President and Executive Officer
Tadahiko Ishigaki

                                Index to Exhibits

                                                                                Sequentially
Exhibit        Document                                                         Numbered Page
-------        --------                                                         -------------
(a)(i)         Form of Second Amended and Restated Deposit Agreement

(a)(ii)        Amendment No. 1 to Amended and Restated Deposit Agreement

(a)(iii)       Amended and Restated Deposit Agreement

(d)            Opinion of counsel to the Depositary